Exhibit 99.1

Yiren Digital Releases its 2024 ESG Report: AI Deepens Sustainable Practices Across the Board

BEIJING, July 24, 2025 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), an AI-powered platform providing a comprehensive suite of financial and lifestyle services in Asia, today announced the release of its annual ESG report for the year ended December 31, 2024. The report highlights Yiren Digital's mission of "Better Lives Through Digital Innovation", demonstrating the Company's unwavering dedication to environmental sustainability and social responsibility.

Mr. Ning Tang, Chairman and CEO of Yiren Digital, commented that sustainable development has become a global consensus and a defining mission for enterprises. As a leading AI-driven fintech platform, the Company is dedicated to integrating AI across diverse scenarios, enabling millisecond-level risk control, hyper-personalized marketing, and seamless intelligent service experiences. These initiatives not only enhance quality of life for individuals, but also create lasting value for our partners.

AI-Powered Transformation Across the Value Chain

In 2024, Yiren Digital advanced its "AI + Multi-use Cases" strategy, leveraging its proprietary high-performance AI models to enhance risk management, personalized marketing, and intelligent customer service. This resulted in sector-leading customer satisfaction rates of 94% in financial services, 98% in insurance brokerage, and 96% in lifestyle solutions.

In 2024, the Company's self-developed Hawkeye anti-fraud model, combining AI automation with human oversight, intercepted 16,800 fraudulent loan applications and prevented losses of RMB 180 million. Additional manual interventions averted a further RMB 54.43 million in potential losses. Yiren Digital maintained rigorous information security standards and completed 37 security tests and successfully defended against millions of malicious scans and cyberattacks.

Driving Inclusive Growth

Yiren Digital continued to expand the reach of inclusive finance, facilitating over RMB 53.6 billion in loans for more than 4 million clients, including small and micro business owners as well as women entrepreneurs. The Company also provided over RMB 86 billion in risk coverage for gig economy workers, including truck drivers and delivery personnel. In addition, it promoted insurance and philanthropy programs for child development and rural revitalization.

Leading the Green Transition

The Company reduced energy use and carbon emissions, with over 90% of the equipment in its Beijing offices being energy-efficient, and a 5% decrease in greenhouse gas emissions year-on-year. Strict lending restrictions were placed on business owners in high-emission sectors, with financing directed towards low-carbon industries, including support for new energy, high-efficiency technologies, resource recycling, and environmental monitoring. For example, in 2024, the Company facilitated loans totaling RMB88.48 million for 3,156 business owners in the energy-efficient industry and RMB16.46 million for 593 business owners in the environmental monitoring sector.

Looking ahead, Yiren Digital will continue to anchor its growth in ESG principles, advancing AI-driven innovation and sustainable practices while working with partners to build a more inclusive, intelligent, and sustainable ecosystem.

To view Yiren Digital's full 2024 ESG report, please visit: https://ir.yiren.com/ESG-Reports.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the online lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in Asia. Our mission is to elevate customers' financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

SOURCE Yiren Digital